EXHIBIT 99.1

EBA reports on outcome of 2021 EU-wide stress test

EBA reports on outcome of 2021 EU-wide stress test

ING Group was subject to the 2021 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB), the European Systemic Risk Board (ESRB) and De Nederlandsche Bank. ING Group notes the announcements made today by the EBA on the stress test and fully acknowledges the outcomes of this exercise.

The 2021 EU-wide stress test does not contain a pass/fail threshold and instead is designed to be used as an important source of information for the purposes of the Supervisory Review and Evaluation Process. The results will assist competent authorities in assessing ING Group’s ability to meet applicable prudential requirements under stressed scenarios.

The adverse stress test scenario was set by the ECB/ESRB and covers a three-year time horizon (2020-2023). The stress test has been carried out applying a static balance sheet assumption as at December 2020, and therefore does not take into account future business strategies and management actions. It is not a forecast of ING Group’s profits.

Under the hypothetical baseline scenario and EBA’s methodological instructions, ING Group would have a fully loaded common equity Tier 1 capital ratio (CET1) of 16.06% in 2023. Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 ratio of 10.99% in 2023. ING Group published an actual fully loaded CET1 ratio of 15.41% per 31 December 2020. This number excluded €3,266 mln (corresponding to 1.07% CET1) for distributions, reserved outside of CET1 capital.

Note for editors

Detailed information on the outcome of the 2021 EU-wide stress test is provided by the EBA through disclosure templates available at eba.europa.eu.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI. ING ranks ﬁrst in our market-cap group by Sustainalytics as of July 2020. ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may diﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of ﬁnancial markets, including in Europe and developing markets, (6) political instability and ﬁscal uncertainty in Europe and the United States, (7) discontinuation of or changes in ‘benchmark’ indices, (8) inﬂation and deﬂation in our principal markets, (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (10) failures of banks falling under the scope of state compensation schemes, (11) non-compliance with or changes in laws and regulations, including those concerning ﬁnancial services, ﬁnancial economic crimes and tax laws, and the interpretation and application thereof, (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks, (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions,, (also among members of the group), (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions, (16) ING’s ability to meet minimum capital and other prudential regulatory requirements, (17) changes in regulation of US commodities and derivatives businesses of ING and its customers, (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities, (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues, (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA, (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (23) changes in general competitive factors, including ability to increase or maintain market share, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) inability of counterparties to meet ﬁnancial obligations or ability to enforce rights against such counterparties, (26) changes in credit ratings, (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (28) inability to attract and retain key personnel, (29) future liabilities under deﬁned beneﬁt retirement plans, (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V., (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

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Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an oﬀ er to sell, or a solicitation of an oﬀ er to purchase, any securities in the United States or any other jurisdiction.

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